
August 25, 2022

Todd L. Boehly
Chief Executive Officer and Chief Financial Officer
Horizon Acquisition Corporation II
600 Steamboat Road, Suite 200
Greenwich, CT 06830

   Re: Horizon Acquisition Corp II
    Preliminary Proxy Statement on Schedule 14A
    Filed August 12, 2022
    File No. 001-39631

Dear Mr. Boehly:

  We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Sincerely,

        Division of Corporation Finance
        Office of Real Estate & Construction

cc: William Howell